Exhibit 99.1

News Release	For Immediate Release

PNI Digital Media Completes Acquisition of Quarterhouse Software

Acquisition Expands PNI’s Business Printing Capabilities and Enters into Regional and Franchisee Print-on-Demand Market

VANCOUVER, BC – April 11th, 2013 - PNI Digital Media (TSX: PN; OTCBB: PNDMF), (“PNI” or the “Company”), the leading innovator in online, mobile and in-store digital media solutions for retailers, announced it has successfully completed the acquisition of all of the outstanding shares of privately-held QS Quarterhouse Software, Inc., (“Quarterhouse”) an Austin, Texas based company that is a leading developer of web-based print on demand software for commercial printers and distributors.

“We are pleased to complete the acquisition of Quarterhouse,” said Kyle Hall, Chief Executive Officer of PNI Digital Media. “Quarterhouse has an outstanding development team, which has developed a first-class set of automated content management tools that we intend to utilize both in the business printing market, as well as our core photo business, thus driving efficiency across our platform. We are equally excited about the opportunity to enter a promising new sales channel which includes strong regional retailers and multi-outlet franchisees utilizing Quarterhouse’s flagship software suite, QPrint Pro.”

In return for $500,000 in cash, the Company acquires 100% of Quarterhouse outstanding shares upon closing. Up to $500,000 in payments may be made over the 12 months following completion of the acquisition upon the completion of various milestones related to advancing the software solution with functionality designed to benefit the Company’s entry into new revenue producing areas. Quarterhouse earned revenues of approximately $430,000 in their most recently completed fiscal year.

About PNI Digital Media- PNI Digital Media operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photos, photo books, photo calendars, business cards and stationery. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

Further information on our company can be found at www.pnimedia.com.

Investor Relations and Press Contact:
Simon Cairns
PNI Digital Media
866-544-4881
ir@pnimedia.com

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, the expected performance, functionality and availability of our services and products, expected operational improvements resulting from the deployment of Quarterhouse software, the expected effect of the acquisition on revenue and cash for fiscal 2013 and 2014, and other expectations, intentions and plans contained in this press release that are not historical fact. When used in this press release, the words "plan," "expect," "believe," and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. These forward looking statements are based on the reasonable assumptions of management, including the ability to integrate the Quarterhouse software into the PNI platform, further sales of the QPrint Pro software suite, and the ability of Quarterhouse to successfully complete their milestone activities related to advancing the software solution with functionality designed to benefit the Company’s entry into new and existing revenue producing areas. Such forward looking statements

News Release	For Immediate Release

are subject to a number of risks and uncertainties which could cause actual results to vary from such forward looking statements, including, but not limited to, changes in technology and general economic conditions, employee retention, inability to deliver on contracts, failure of sales and marketing efforts, changes in customer demands, failure of customers to continue marketing online solutions, competition, unintended consequences of the acquisition, including tax consequences, unforeseen liabilities, including with respect to intellectual property rights, risks related to the ability to complete the acquisition, foreign exchange and other risks detailed in the

Company’s annual report and other filings. In light of the many risks and uncertainties you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice. PNI undertakes no obligation to publicly update any forward –looking statements, except where required by law.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

PNI Digital Media is a trademark of PNI Digital Media Inc. QPrint Pro is a trademark of QS Quarterhouse Software, Inc. All other trademarks are property of their respective owners.